RICHARDSON & PATEL LLP
10900 Wilshire Boulevard
Suite 500
Los Angeles, CA 90024
Telephone (310) 208-1182
Facsimile (310) 208-1154

March 31, 2009

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 First Street, N.E.
Washington, D.C. 20249
Attn: H. Christopher Owings, Mara Ransom, and Chris Chase

RE:	Premier Power Renewable Energy, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed February 5, 2009
File No. 333-155241
Form 10-Q/A for Fiscal Quarter Ended September 30, 2008
Filed February 5, 2009
File No. 333-140637

Dear Mr. Owings, Ms. Ransom, and Mr. Chase:

Set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated March 6, 2009.  We have reproduced the Staff’s comments for your convenience and have followed each comment with the Company’s response.  References in this letter to “we,” “our,” or “us” mean the Company or its advisors, as the context may require.  Capitalized terms not defined herein have the meaning set forth in the Company’s Registration Statement on Form S-1 referenced above.

Amendment No. 1 to Registration Statement on Form S-1

Our Business, page 3

Financing Transaction Page 3

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
March 31, 2009

1.	We reviewed your response to comment number three in our letter dated December 5, 2008 and have the following comments:

•
We note that in determining whether there was a beneficial conversion option for your Series A Convertible Preferred Stock you used a fair value of $0.42 per share for purposes of valuing the common stock underlying the conversion option, which you indicate was based on an independent valuation. Please tell us why there is such a larger difference between the fair value of your common stock as determined in the independent valuation at the date of the transaction and the high and low bid prices for your common stock for the quarter ended September 30, 2008 as disclosed on page 46.

Response: Trading in the Company’s common stock was inactive until September 12, 2008.  From September 12, 2008 to September 30, 2008, the average daily trading volume was approximately 29,657 shares, which is approximately $147,348 in dollar value based on the average daily closing price per share of $4.97.  Enclosed is a “Daily Trade and Quote Summary Report” for the month of September 2008 generated by the Over-the-Counter Bulletin Board, which quotes the Company’s common stock.  Furthermore, 69% of the Company’s issued and outstanding shares of common stock are held by two individuals, and over 93% of the Company’s issued and outstanding shares of common stock are unregistered and restricted from trading.  Thus, we believe that the illiquidity of the Company’s common stock for the quarter ended September 30, 2008 supports our belief that the high and low bid prices for the relevant quarter are not indicative of fair value.

Pursuant to FSP FAS 157-3, in determining the fair value of a financial asset, the use of a reporting entity’s own assumptions about future cash flows and appropriately risk-adjusted discount rates is acceptable when the volume and level of trading activity in the asset is low.

To determine fair value, under the guidance of FSP FAS 157-3, the Company obtained an independent valuation of its common stock, which employed multiple valuation methods, including the comparable transaction method and the discounted cash flow method.  The independent valuation was $0.42 per share of common stock, which the Company believes to be a fair value of its common stock as of the measurement date.

For the above reasons, the Company believes that its utilization of $0.42 for purposes of valuing its common stock underlying the conversion option is appropriate.

•
Please tell us in further detail why you do not accrete the discount on your convertible preferred stock attributable to the warrants. In doing so, please provide us with further information regarding the terms of your preferred stock, including any contingent and non-contingent redemption requirements or terms that allow the holder to put the security back to you.

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
March 31, 2009

We note that Rule 5-02.28 of Regulation S-X provides that preferred stock that is “…(2)…redeemable at the option of the holder; or (3)…has conditions for redemption which are not solely within the control of the issuer…” is to be classified separately from preferred stock that is not subject to such redemption clauses.  Below is a list of events that trigger certain conversion and redemption rights of the holders of the Series A Convertible Preferred Stock (“Series A Preferred Stock”).  These triggering events are contained in Section 9(a) of the Certificate of Designation of Preferences, Rights and Limitations of the Series A Preferred Stock (“Series A Certificate”).  The definitions of the capitalized terms in (i)-(xii) below may also be found in the Series A Certificate.

“i.      the failure of the initial Conversion Shares Registration Statement to be declared effective by the Commission on or prior to the 270th calendar day after the Original Issue Date;

ii.      if, during the Effectiveness Period, the effectiveness of the Conversion Shares Registration Statement lapses for more than an aggregate of sixty (60) calendar days (which need not be consecutive calendar days) during any twelve (12) month period, or the Holders shall not otherwise be permitted to resell Registrable Securities under the Conversion Shares Registration Statement for more than an aggregate of sixty (60) calendar days (which need not be consecutive calendar days) during any twelve (12) month period;

iii.      the Corporation shall fail to deliver certificates representing Conversion Shares issuable upon a conversion hereunder that comply with the provisions hereof prior to the fifth Trading Day after such shares are required to be delivered hereunder, or the Corporation shall provide written notice to any Holder, including by way of public announcement, at any time, of its intention not to comply with requests for conversion of any shares of Preferred Stock in accordance with the terms hereof;

iv.      one of the Events (as defined in the Registration Rights Agreement) described in subsections (i), (ii) or (iii) of Section 2(b) of the Registration Rights Agreement shall not have been cured to the satisfaction of the Holders prior to the expiration of thirty (30) calendar days from the Event Date (as defined in the Registration Rights Agreement) relating thereto (other than an Event resulting from a failure of a Conversion Shares Registration Statement to be declared effective by the Commission on or prior to the 270th calendar day after the Original Issue Date, which shall be covered by Section 9(a)(i));

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
March 31, 2009

v.      the Corporation shall fail for any reason to pay in full the amount of cash due pursuant to a Buy-In within five Trading days after notice therefor is delivered hereunder or shall fail to pay all amounts owed on account of any Event (as defined in the Registration Rights Agreement) within five Trading days of the date due;

vi.      the Corporation shall fail to have available a sufficient number of authorized and unreserved shares of Common Stock to issue to such Holder upon a conversion hereunder;

vii.      unless specifically addressed elsewhere in this Certificate of Designation as a Triggering Event, the Corporation shall fail to observe or perform any other covenant, agreement or warranty contained in, or otherwise commit any breach of the Transaction Documents, and such failure or breach shall not, if subject to the possibility of a cure by the Corporation, have been cured within thirty (30) calendar days after the date on which written notice of such failure or breach shall have been delivered;

viii.   the Corporation shall redeem more than a de minimis number of  Junior Securities other than as to repurchases of Common Stock or Common Stock Equivalents from departing officers and directors of the Corporation, provided that, while any of the Preferred Stock remains outstanding, such repurchases shall not exceed an aggregate of $100,000 from all officers and directors;

ix.      the Corporation shall be party to a Change of Control Transaction;

x.      there shall have occurred a Bankruptcy Event;

xi.      the Common Stock shall fail to be listed or quoted for trading on a Trading Market for more than ten (10) Trading Days, which need not be consecutive Trading Days; or

xii.      any monetary judgment, writ or similar final process shall be entered or filed against the Corporation, any subsidiary or any of their respective property or other assets for greater than $250,000, and such judgment, writ or similar final process shall remain unvacated, unbonded or unstayed for a period of forty five (45) calendar days.”

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
March 31, 2009

The impact of these triggering events is described in Section 9(b) of the Series A Certificate and may also be found below.

“Upon the occurrence of a Triggering Event, each Holder shall (in addition to all other rights it may have hereunder or under applicable law) have the right, exercisable at the sole option of such Holder, to require the Corporation to, (A) with respect to the Triggering Events set forth in Sections 9(a)(iii), (v), (vi), (vii), (viii), (ix), (as to Changes of Control approved by the Board of Directors of the Corporation) and (x) (as to voluntary filings only), redeem all of the Preferred Stock then held by such Holder for a redemption price, in cash, equal to the Triggering Redemption Amount or (B) at the option of each Holder and with respect to the Triggering Events set forth in Sections 9(a)(i), (ii), (iv), (ix) (as to Changes of Control not approved by the Board of Directors of the Corporation), (x) (as to involuntary filings only), (xi) and (xii), either (a) redeem all of the Preferred Stock then held by such Holder for a redemption price, in shares of Common Stock, equal to a number of shares of Common Stock equal to the Triggering Redemption Amount divided by 75% of the average of the 10 VWAPs immediately prior to the date of election hereunder or (b) increase the dividend rate on all of the outstanding Preferred Stock held by such Holder to 18% per annum thereafter. The Triggering Redemption Amount, in cash or in shares, shall be due and payable or issuable, as the case may be, within five (5) Trading Days of the date on which the notice for the payment therefor is provided by a Holder (the “Triggering Redemption Payment Date”).  If the Corporation fails to pay in full the Triggering Redemption Amount hereunder on the date such amount is due in accordance with this Section, the Corporation will pay interest thereon at a rate equal to the lesser of eighteen percent (18%) per annum or the maximum rate permitted by applicable law, accruing daily from such date until the Triggering Redemption Amount, plus all such interest thereon, is paid in full.  For purposes of this Section, a share of Preferred Stock is outstanding until such date as the applicable Holder shall have received Conversion Shares upon a conversion (or attempted conversion) thereof that meets the requirements hereof or has been paid the Triggering Redemption Amount in cash.”

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
March 31, 2009

The Company considers the triggering events described under paragraphs (iii), (v), (vi), (vii), (viii), (ix), and (x) (as to a voluntary bankruptcy only) of Section 9(a) of the Series A Certificate as events within its control.  The Company’s reasons for believing such triggering events are within its control are outlined below.

(iii)
The Company provides specific instructions to its transfer agent for the delivery of stock certificates, and the Company provides direct notices that are described in paragraph (iii). There are no restrictions on the Company's ability to provide such instructions or notices.

(v)	The Company has the authority and ability to make such payments without restrictions.

(vi)
The Company’s Board of Directors has reserved a certain amount of authorized and unreserved shares of its common stock for issuance to the holders of its Series A Preferred Stock upon a conversion of such shares.  In the event that more shares of common stock are required to be issued to the Series A Preferred Stock holders upon conversion than was originally anticipated by the Board, the Company may increase its number of authorized shares of common stock by Board approval and approval by a majority vote of its stockholders.  The Company’s Chief Executive Officer and Chief Operating Officer currently hold approximately 69% in the aggregate of the Company’s common stock.

(vii)	The breaches and failures to cure described in paragraph (vii) are directly related to the Company’s actions or inactions, and all such actions are within the Company's control.

(viii)	The Company maintains control over its decisions to redeem other junior securities as described in paragraph (viii).

(ix)	The Company maintains control over whether it subjects itself to a change of control transaction as described in paragraph (ix).

(x)	The decision to voluntary file for bankruptcy is by definition within the Company's control.

Although the triggering events described in paragraphs (i), (ii), (iv), (x), (for involuntary filings only), (xi), and (xii) of Section 9(a) of the Series A Certificate may be interpreted to be outside the Company’s control, we note that a Series A Preferred Stock holder’s only right for such triggering events is to convert its Series A Preferred Stock for shares of the Company’s common stock or increase the dividend rate on all of such holder’s outstanding Series A Preferred Stock to 18% per annum.  As there is no cash redemption feature to these triggering events, the Company believes that classification of the Series A Preferred Stock as equity rather than debt is appropriate under Rule 5-02.28 of Regulation S-X and that SAB T.3.C is not applicable.

A discussion of other material terms of the Company’s Series A Convertible Preferred Stock can be found in our Amended S-1 on pages 43 through 45.

•
We note your disclosure that the aggregate purchase price of your Series A Convertible Preferred Stock and warrants was $7,000,000 and that you received net proceeds of $5,712,128 from the issuance. In your shareholders’ equity statement on page F-5, however, you have allocated an aggregate amount of $5,048,276 consisting of $3,254,289 to the Series A Convertible Preferred Stock and $1,793,987 to the Series A and Series B warrants. Please explain why you have allocated less than the net proceeds to these instruments. Please also explain why you received net proceeds of only $5,712,128 from the issuance of preferred stock and warrants with an aggregated purchase price of $7,000,000. Please provide the basis in GAAP for your accounting for the difference between the aggregate price of the preferred stock and warrants and the amounts reflected in your financial statements. Also provide us with your relative fair value calculation that shows the full fair values of the convertible preferred stock and warrants. Please clarify how you determined the fair value of the preferred stock should equal the number of common shares available upon conversion on the issuance date multiplied by the $0.42 estimated fair value of the common shares as opposed to an amount derived from a generally accepted valuation method.

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
March 31, 2009

The Condensed Consolidated Statement of Stockholders’ Equity included with our Amendment No. 1 to the Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2008, which was filed with the Commission on February 5, 2009 (the “Form 10-Q/A”), incorrectly presented $664,189 as the net proceeds associated with the reverse merger, rather than the $7,000,000 financing transaction (the “Financing”) where the Company issued shares of Series A Convertible Preferred Stock (“Series A Preferred Stock”) and Series A Warrants and Series B Warrants (collectively, the “Warrants”).  Based on the correct presentation, as of December 31, 2008, the allocated balances are $1,793,987 for the Warrants and $3,717,908 for the Series A Preferred Stock, totaling $5,511,895, which is the total net proceeds received from the Financing as of December 31, 2008.  Based on the correct presentation, as of September 30, 2008, the allocated balances are $1,793,987 for the Warrants and $3,918,141 for the Series A Preferred Stock, totalling $5,712,128, which is the total net proceeds received from the Financing as of September 30, 2008. We will amend the Form 10-Q/A as soon as possible after the date of this letter to reflect this change.

We also note that as a result of $200,233 in Financing-related expenses from the Financing incurred in the fourth quarter of 2008, the net proceeds from the Financing that is reflected in the audited financial statements for the fiscal year ended December 31, 2008 is $5,511,895.

The Company received net proceeds of only $5,511,895 from the Financing with an aggregated purchase price of $7,000,000 because the Company incurred a total of $1,488,104 in Financing-related expenses, including legal, accounting, consulting, and due diligence expenses.  These expenses were deducted from gross proceeds from the Financing in accordance with SFAS 141.

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
March 31, 2009

Following is our relative fair value calculation that shows the full fair values of the Series A Preferred Stock and Warrants.

Estimated Black-Scholes Pricing Calculations for the Value of the Warrants

	Premier Power	Premier Power
	Renewable Energy	Renewable Energy
	Warrant A	Warrant B
Stock Price	$0.420	$0.420
Exercise Price	$2.500	$3.000
Expected Life in Years	4.00	4.00
Annualized Volatility	95.0%	95.0%
Annual Rate of Quarterly Dividends	0.0%	0.0%
Discount Rate - Bond Equivalent Yield	4.5%	4.5%

INTERMEDIATE COMPUTATIONS
Present Value of Stock Ex-dividend	$0.42	$0.42
Present Value of Exercise Price	$2.09	$2.51
Cumulative Volatility	190.0%	190.0%
CALL OPTION
Proportion of Stock Present Value	54.2%	50.4%
Proportion of Exercise Price PV	-3.6%	-2.9%
Call Option Value	$0.152	$0.138

PUT OPTION
Proportion of Stock Present Value	-45.8%	-49.6%
Proportion of Exercise Price PV	96.4%	97.1%
Put Option Value	$1.824	$2.229

Warrants	1,750,000	1,750,000
Call Option Value	$0.152	$0.138

Value of warrant w/out stock	$265,217	$241,343	$506,561

Formulas for Assigning Value to Stock vs. Warrants

Formulas for Assigning Value to Stock vs. Warrants :
Value of stock w/out warrant	$0.42	x	3 ,500,000	$1,470,000
Value of warrant w/out stock - Black Scholes				$506,561

Value of stock w/out warrant			1,470,000
Value of combined security	X Issue Price	or	1,976,561	$2.00	$1.49	74% Stock Value / Share

Value of warrant w/out stock			506,561
Value of combined security	X Issue Price	or	1,976,561	$2.00	$0.51	26% Warrant Value / Share
					$2.00

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
March 31, 2009

The relative market value for the Warrants was then calculated at $1,793,987, and the remaining value of $3,717,908 was calculated by subtracting the warrant value from the $5,511,895 net proceeds amount as shown by the table below.  All Financing-related costs of the Series A Preferred Stock were allocated to the Series A Preferred Stock as the Company determined that the issuance of the Warrants did not involve any incremental costs in the Financing.

Relative market value of each warrant	25.6%	x	$7,000,000	1,793,987	$1,793,987.36	$1,793,987
Relative market value of each share of preferred stock	74.4%	x		3,717,908	$5,206,012.49	$3,717,908

We utilized $0.42 as the estimated fair value of the common stock, which is an amount derived from a generally accepted valuation method because of the reasons described in our response to the first bullet point in this comment #1.

Business, page 22

Customers, page 26

2.
We note your response to comment 13 of our December 5, 2008 letter stating that you do not believe there is risk related to your reliance in a limited customer base because your marketplace is “dynamic and constantly changing, allowing multiple new customers for multiple market segments”. Please discuss, with a view towards disclosure in your prospectus, what factors you considered and the analysis you conducted in determining that your marketplace is dynamic and constantly changing and how this will affect your future business.

Response: In referring to the Company’s marketplace as “dynamic and constantly changing” in our response to the Staff’s comment #13 in our response letter dated February 5, 2009, we were referring to the Company’s belief that certain government standards and directives that affect the solar energy marketplace have allowed and will continue to allow for new customers in new geographic areas.

The Company believes that Renewable Portfolio Standards (“RPS”) in the United States have resulted in increased demand for solar energy in the U.S. marketplace. RPS is a state policy that requires electricity providers to obtain a minimum amount of their power from renewable energy by a certain date.  The regulatory role is limited to certifying credits, verifying that generators possess the required number of credits at the end of each year, and imposing a significant penalty for non-compliance on those that fall short.  According to a June 2007 report by the U.S. Department of Energy, there were 24 states that adopted a RPS-type mechanism.  According to a webpage updated on January 8, 2009 by the Pew Center on Global Climate Change, that number increased to 29 states.  The Company believes this number will continue to increase.  With each new state that adopts a RPS, bases of new customers of solar energy will develop.

Also, in the U.S., President Obama’s budget proposal from February 2009 includes a cap-and-trade plan to limit greenhouse gas emissions.  We believe this will generate additional demand for solar energy, which would create new customers.

The Company believes that the renewable energy directive of the European Union also plays a role in growth of the solar energy marketplace.  According to the European Renewable Energies Foundation and the European Future Energy Forum, the EU’s member-nations are required to provide at least 20% of gross final energy consumption from renewable energy sources by 2020.  This target is mandatory for the 27 member-nations.  Each member-nation must draft a Renewable Energy Action Plan, which must include clear development targets for electricity, heating, cooling, and fuel.  Consequently, to avoid penalties, the member-nations provide incentives in the form of feed-in tariffs for the generation of solar electricity.   This EU renewable energy directive, thus, also provides for an increase in customers within the EU.

We believe that the Company’s future business will be positively affected by the continued growth potential of the solar energy marketplace in that the Company expects increased demand for solar energy to consequently impact demand for the Company’s products and services.

We have enclosed for your reference copies of the following materials:

(i)	a report published by the U.S. Department on its webpage, dated June 2007 (please see our markings on page 1 of 2);

(ii)	a webpage published by the Pew Center on Global Climate Change, last updated on January 8, 2009 (please see our markings on page 1 of 1);

(iii)
an editorial written by Dr. Dorte Fouquet, Director of the European Renewable Energies Foundation (the “EREF”) that is currently posted on the EREF’s home webpage (please see our markings on page 1 of 1); and

(iv)	a report published by the European Future Energy Forum (the “EFEF”) that is currently posted on the EFEF’s website (please see our markings on page 1 of 1).

We have also provided these disclosures on page 26 of the Amended S-1.

Selling Security Holders, page 19

3.
We note your response to comment 15 of our December 5, 2008 letter and your indication that the 24,448,000 shares held by Vision Opportunity Master Fund Ltd. were cancelled immediately prior to the reverse merger. With a view toward disclosure, explain for what consideration Vision agreed to cancel these shares. Please also disclose this event, as well as the fact that the company had 1,800,000 shares of common stock outstanding immediately prior to the reverse merger, in your discussion of the Share Exchange Agreement that appears on page II-3.

Response: Our response to the Staff’s comment #15 in our response letter dated March 6, 2009 to the Staff’s comment letter December 5, 2008 stated that Vision agreed to cancel 25,448,000 shares of common stock.  The cancellation was in connection with the Share Exchange, and the consideration Vision received in exchange for the cancellation was the agreement by the shareholders of Premier Power California to enter into the Share Exchange transaction with Vision (which prior to the Reverse Merger was the Company’s majority shareholder) and the Company, and to exchange their 100% equity ownership in Premier Power California for shares of the Company’s common stock and which transaction, in effect, made Premier Power California the Company’s wholly owned operating subsidiary.  We have made such disclosures on page 20 and page II-3 on the Amended S-1, and we disclosed that the Company had 1,800,000 shares of common stock outstanding immediately prior to the reverse merger also on page II-3.

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
March 31, 2009

4.
We note your response to comment 16 of our December 5, 2008 letter and your indication that you are registering 120% of the shares held by selling security holders for purposes of accommodating possible issuances pursuant to anti- dilution provisions. You may not register additional shares for this purpose because, as discussed in Question 139.10 of our “Questions and Answers” contained in our Compliance and Disclosure Interpretations relating to Section 5 of the Securities Act, you must make a good-faith estimate of the maximum number of shares you may issue to determine the number of shares to register for resale. You may retain footnote (1) to the Calculation of Registration Fee table in the event shares will need to be issued in the future because of an event that is covered by Rule 416. Therefore, please revise the registration statement to omit the additional 20% you are registering for resale.

Response:  We have revised the S-1 to omit the additional 20% we attempted to register for re-sale.

Financing Transaction, page 22

5.	We note your response to comment 17 of our letter dated December 5, 2008. Please advise us of the following:

•
The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities. While you indicate that the proceeds received from Vision for the Series A Convertible Preferred Stock was $7,000,000, we note comment one above which refers to a much lower amount. Please advise. Please also provide support for your indication that you believe that the selling shareholders bear “full market risk for their fully paid investments in the Company’s securities” considering your stock closed at $5.00 on the OTC- BB 10 days after the Financing Transaction closed.

Regardless, given the number of shares being registered for resale, we continue to believe that the offering is an indirect primary offering that must be made at a fixed price or a range in reliance on Rule 430A in order to meet the requirements of Schedule A, paragraph 16 of the Securities Act and Item 501(b)(3) of Regulation S-K and that you must name your affiliated shareholders- such as Vision – as an underwriter. Please revise accordingly.

Response: The dollar value of the shares registered for Genesis Capital Advisors, LLC is approximately $151,617, based on 360,993 shares of common stock and $0.42 per share.  The dollar value of the shares registered for Vision Opportunity Master Fund, Ltd. is $6,800,000, based on 1,600,000 shares of common stock and $4.25 per share, which is the market price per share on the date that this selling security holder purchased the shares.  The dollar value of the shares underlying options registered for Vision Opportunity Master Fund, Ltd. is approximately $3,098,131, based on 728,972 shares of common stock underlying options and $4.25 per share, which is the market price per share on the date that this selling security holder purchased the options.  Based on the above, the total dollar value of all of the shares registered is approximately $10,049,748.

We also respectfully submit that, for the reasons set forth below, this offering is not an indirect primary offering.  Rather, we believe that the sale of shares here by Vision and Genesis (the “Selling Stockholders”) is a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).  Per Rule 415(a)(1)(i)  promulgated by the Commission pursuant to the Securities Act of 1933, as amended (the "Securities Act"), securities can be registered for an offering to be made on a continuous or delayed basis in the future if such securities are “to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.  Section 612.09 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations regarding delayed or continuous offering and sale of securities under Rule 415 sets forth that the following factors that should be considered in determining whether a secondary offering may be deemed a primary offering (hereinafter the “Section 612.09 Factors”):

“Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

We believe that an analysis of these factors supports our belief that this offering is not an indirect primary offering.

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
March 31, 2009

How long the selling stockholders have held the shares. The Selling Stockholders have held their shares of the Company’s common stock or Series A Preferred Stock for over six months other than the common stock and Options privately purchased by Vision on October 31, 2008, which securities Vision has held for five months.  During this time, the Selling Stockholders have not had the ability to sell such securities (or the securities underlying the Warrants and Options) on the open market and have had the risk of loss during those holding periods.  We believe that the Selling Security holders bear the “full market risk for their fully paid investments in the Company’s securities” because there was no active market for the Company’s securities at the closing of the Financing transaction.  Although the Company’s common stock closed at $5.00 per share on the Over-the-Counter Bulletin Board 10 days after the Financing closing, the Selling Stockholders could not have predicted that the market would respond positively to the Financing, and there is no guarantee that they will be able to sell their shares of the Company’s common stock for a profit at a price higher than their purchase price.  Further, the average closing stock trading price has declined since then, as shown by the decline of the Company’s average stock price over the period from March 2, 2009 through March 27, 2009 to approximately $3.45 per share and the average daily trading volume of the Company's stock, which continues to remain low as shown by an average daily volume of only approximately 715 shares over the period from March 2, 2009 to March 27, 2009.  There is no guarantee that the Company’s stock price will not continue to decline and the Selling Stockholders continue bear full market risk of such decline.

The circumstances under which the investors received the securities.  Vision acquired the securities from the Company in a properly conducted private placement transaction pursuant to a securities purchase agreement.  The Company effected the private placements of its Series A Preferred Stock with fixed conversion rates together with Warrants with fixed exercise prices.  The Financing Transaction, which was consummated concurrently and in conjunction with the Company’s Reverse Merger, constituted the primary offering by the Company.  The shares sold in the Financing Transaction were paid in full in a transaction exempt from registration pursuant to Sections 4(2) of the Securities Act and Rule 506 of the Commission thereunder.  Similarly, the Private Shares and the Options that were sold to Vision in a private transaction were exempt from registration pursuant to Section 4 of the Securities Act by persons other than the issuer and not involving a public offering.  Genesis acquired its securities in the Company as part of the Share Exchange transaction pursuant to a share exchange agreement.  Genesis was part of the Share Exchange transaction because it was a shareholder of Premier Power California pre-reverse merger.  Each Selling Stockholder acquired their securities in bona fide private placement or private transactions negotiated at arms’ length for investment purposes, and they have represented that they were not acquiring such securities with the purpose or intent of effecting a distribution in violation of the Securities Act.  Further, the Company was allowed to utilize the funds from the Financing Transaction even prior to this offering, and there are no guarantees that the Selling Stockholders will be able to sell their shares within any particular period of time or at any specific price, and so their investment remains at risk and may remain so indefinitely.  The terms of the Financing transaction and the private sale to Vision also included traditional registration rights.  Such rights are standard in connection with comparable offerings, and there is nothing about the registration rights themselves that establishes any rights different from those that have applied to numerous transactions, which registrations the Staff has approved without objection.  None of the financing terms suggest that the Company or the Selling Stockholders contemplated a quick re-sale of the Common Stock or sought to facilitate any such purpose.

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
March 31, 2009

The selling stockholders’ relationship to the issuer.  The Selling Stockholders are not affiliates of the Company.  As discussed in more detail in our letter to the Staff dated February 5, 2009, neither Vision nor Genesis is an affiliate of the Company.  Neither, and none of either of its natural control persons, are officers or directors of the Company or affiliated with officers or directors of the Company, nor do they have the ability to exert control or influence over officers or directors of the Company through relationships or otherwise.  None of Vision’s principals have a close personal or business relationship with the Company’s management, and the business relationship between Genesis’ principals and the Company’s management is limited to the scope of Genesis’ consulting duties under the consulting agreement between the Company and Genesis.  There are no agreements in place to appoint members chosen by either Vision or Genesis to the Board, to control voting by either Vision or Genesis of certain issues, or to provide Vision or Genesis with blocking rights on corporate actions.

Whether the sellers are in the business of underwriting securities.  Neither Vision nor Genesis is in the business of underwriting securities.  The Company has no contractual, legal, or other relationship with the Selling Stockholders that would control the timing and nature of re-sales of the aggregate number of shares being registered for re-sale or whether any of such shares are even resold at all under the prospectus.  As stated above, the Selling Stockholders made investments in the Company, have been subject to risk ownership since the closing of the Share Exchange and Financing transactions, and they will continue to bear risk of such ownership even after the registration statement is declared effective.  In addition, the re-sale of shares sought by these Selling Stockholders is not analogous to a primary offering by the Company.  In a primary offering by an issuer, other than pursuant to a firm commitment offering, the issuer does not receive any proceeds from the sale of its securities until the proceeds from the sale of the minimum offering have been deposited into an escrow account and have been cleared.  Here, the Company already received the cash investment proceeds from Vision in the Financing Transaction on September 9, 2008, and will receive no proceeds from the sale of Vision’s or Genesis’ shares of the Company’s common stock, nor will the Company receive proceeds from the sale of the common stock underlying the shares of Series A Preferred Stock or the Options purchased by the Company in a private transaction.  Although the Company may receive money from the sale of the common stock underlying the Warrants held by Vision, it would only do so under circumstances in which the exercise price was less than the market price of the underlying common stock and, therefore, less than the price at which it could presumably sell the same number of securities for more money in a separate transaction.

The amount of shares involved.   We refer you to our revised Selling Stockholder table in the Amended S-1, which reflects a reduction in the number of shares being registered on behalf of Vision and Genesis to 2,328,972, and 360,993, respectively.  The Company currently has 26,048,750 shares of common stock outstanding.  Of these shares, 8,069,897 shares are currently held by individuals or entities other than our affiliates (the “Public Float”).  The aggregate 2,689,965 shares the Company now seeks to register on behalf of the Selling Stockholders in this Amended S-1 represents 33% of the its Public Float.  With this reduction, we respectfully submit that the Company is eligible to make this offering on a shelf basis under Rule 415(a)(1)(i) and that this offering is not a primary offering.

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
March 31, 2009

Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.   Based on the above-described facts and analysis of the Section 612.09 Factors, we respectfully submit that none of the Selling Stockholders are acting as underwriters or conduits for the Company.  The Selling Stockholders have been fully at risk with regard to their investments since they purchased their registrable securities and will remain at risk with respect to such investments today, and, with or without registration, they will continue to be subject to such risk for the foreseeable future.  Rule 415 (a)(1)(i) clearly permits an offering of securities to be made on a continuous or delayed basis provided that the registration statement pertains only to securities that are to be offered or sold solely by or on behalf of a person or persons other than the registrant.  For all of the foregoing reasons, we believe that this offering is not an indirect primary offering, but rather a secondary offering to be made on a re-sale basis by bona fide selling stockholders.  Thus, the Company requests that it be permitted to proceed with the registration of an aggregate 2,689,965 shares on behalf of the Selling Stockholders.

6.
Please disclose in the registration statement your response to comments 18-23 of our letter dated December 5, 2008.  We note that in your response to these comments you indicate that there was no market price per share for your common stock on September 9, 2008, the date that the Series A Convertible Preferred Stock, Series A Warrant and Series B Warrant were sold.  Therefore, you conclude that the market price per share of the underlying common stock on that date was $0.  Your financial statements and your responses to our comments, however, indicate that you estimated the fair value of your common stock on the date of the transaction to be $.42 per share and your stock closed on the OTC-BB 10 days later with a price of $5.00.  In light of this disclosure, please revise your responses to these comments to utilize the $5.00 amount in calculating the market price per share or tell us why you believe this is not appropriate.

Response:   We have disclosed our response to comments 18-23 of our letter dated December 5, 2008 starting on page 23 of the Amended S-1.  The Company believes it is not appropriate to utilize $5.00 as the fair market value for the reasons detailed in our response to the Staff’s comment #1 above.

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
March 31, 2009

Industry Overview, page 24

7.
We note your response to comment 25 of our December 5, 2008. Within the materials you provided, we are unable to indentify support for the chart and your statements in the first paragraph on page 24 which are both attributed to the California Public Utilities Commission. Please provide the applicable independent supplemental materials, with appropriating markings and page references in your response, or advice where the relevant support can be found in the materials previously provided.

Response: We have removed the disclosures and chart attributed to the California Public Utilities Commission from page 24 of the Amended S-1.

Competition, page 26

Spanish Competitors, page 27

8.
We note your response to comment 30 of our December 5, 2008 letter. You have revised your disclosure to state that you have a competitive advantage due to “competitive pricing within the Spanish market.” Please disclose the analysis you conduct in making this determination.

Response: We have removed such statement from page 27 of the Amended S-1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Liquidity and Capital Resources, page 35

9.
We note your response to comment 36 of our December 5, 2008 letter, and further note that your revised disclosure under the “Net Sales” paragraph on page 34 indicates that you experienced sales growth of 105% in comparison to the same nine month period in the prior year. We also note your disclosure on page 11 that third- party financing sources, specifically for solar energy systems, are currently limited due to worldwide economic troubles. In your discussion of Material Impact on Known Events on Liquidity, please disclose the analysis you have conducted to determine how this limit in financing sources will affect your future sales. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Response: We have revised our disclosures on page 33 of the Amended S-1 and added a risk factor in the Amended S-1 discussing the effects of the tightening global and domestic credit markets on the Company’s business.

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
March 31, 2009

Capital Resources, page 35

10.
We note your response to comment 39 of our December 5, 2008 letter and your revised disclosure in the eighth paragraph on page 35. You state that you have a credit line that expired in February 2009. Please revise to indicate the current status of this credit line and clarify whether this is the same credit line from Guaranty Bank that you discuss in the first paragraph of page 36. It also appears that maturation date you disclose for the Guaranty Bank credit line is inaccurate. Please revise.

Response:  The credit line discussed in the eighth paragraph on page 35 is the same credit line discussed in the first paragraph on page 36.  The credit line started out as a $2,000,000 line in February 2007.  In February 2008, the Company renewed the credit line, which was also increased to $3,000,000.  That line matured on February 26, 2009.  The Company renewed the $3,000,000 line of credit with an effective date of February 26, 2009, and such line matures on May 27, 2009.  We have revised the S-1 to make such disclosures.  The most recent renewal was reported on a Current Report on Form 8-K filed with the Commission on March 12, 2009, and the new agreements entered into in connection with that renewal were filed as an exhibit to that Form 8-K.

Contractual Obligations and Off- Balance Sheet Arrangements, page 36

Line of Credit, page 36

11.
We note your response to comment 40 of our December 5, 2008 letter and your revised disclosure in the second paragraph on page 36. We understand that the bank waived the covenant violation through September 30, 2008 at which time Premier Power California was in compliance with the covenant, however it does not appear that your revised disclosure describes the course of action taken to remedy the violation or why you believe that you will not be in violation of this covenant in the future. Please revise. See Item 303(a)(1).

Response: The Company believes it will not be in violation of this covenant in the future given it believes the proceeds from the Financing are adequate to meet the net worth requirements of the line of credit through its maturity.  We have made such disclosures in the Amended S-1.

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
March 31, 2009

Executive Compensation, page 39

12.
Please update your disclosure here to reflect information for recently completed fiscal year ending December 31, 2008. In this regard, refer to Section 217.11 under “Interpretive Responses Regarding Particular Situations” of our Compliance and Disclosure Interpretations relating to Regulation S-K.

Response:  We have updated the “Executive Compensation” section accordingly on page 39 of the Amended S-1.

Employment Agreements, page 40

13.
We note your response to comment 46 of our December 5, 2008 letter. Please discuss why you believe that Mr. Persson not serving in a policy-making role excludes him from being deemed a named executive officer under Item 402(m) of Regulation S-K and therefore not subject to the applicable disclosure requirements considering he is one of the two most highly compensated executive officers, aside from Mr. Marks. If you believe that Mr. Persson should not be considered an executive officer, please explain why.

Response:  Rule 3b-7 promulgated under the Securities Exchange Act of 1934, as amended, defines an executive officer as a registrant’s “president, any vice president of the registrant in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function or any other person who performs similar policy making functions for the registrant.  Executive officers of subsidiaries may be deemed executive officers of the registrant if they perform such policy making functions for the registrant.”  We believe Mr. Persson should not be considered an executive officer because he is not a president or vice president in charge of a principal business unit, division, or function such as the Company’s sales, administration, or finance departments.  Although he makes some decisions related to sales and administration for our European operations, Mr. Persson neither serves in a policy-making function for the Company nor is he “in charge” of our European operations.  All material Company policy-making functions, such as those decisions and policies related to the Company’s business, strategy, sales, and procurements, including those for our European operations, are made by Mr. Marks and Mr. de Anquin.  Also, all pricing decisions and most administrative decisions for our European operations require approval from Mr. Marks or Mr. de Anquin.  Thus, ultimately, Mr. Marks and Mr. De Anquin are “in charge” of our European operations.  Further, we also believe that Mr. Persson’s compensation should be excluded from the disclosure requirements under Item 402(m) because his cash compensation is for his overseas assignment in our European operations.  The third instruction to Item 402(m)(2) of Regulation S-K states that it may be appropriate to not include the disclosures required under Item 402(m) in limited circumstances where an executive’s cash compensation relates to “overseas assignments attributed predominantly to such assignments.”  We believe that it is appropriate to not include required Item 402(m) disclosures for Mr. Persson because his cash compensation is for his overseas assignment as vice president of our European operations, and, although he is compensated well, the Company believes such higher compensation for this overseas position is necessary due to his higher cost of living in Europe.

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
March 31, 2009

Financial Statements

Combine/Consolidated Statements of Operations, page F-4

14.
We note from your response to comment number 59 in our letter dated December 5, 2008 that your shareholders, Mr. Marks and Mr. de Anquin, transferred certain of their shares to Genesis Capital Advisors, LLC in a private transaction. If these shares were transferred to Genesis Capital Advisors, LLC as payment for any expenses of or services to the company, your financial statements should be revised to reflect these costs. See SAB Topic 5:T.

Response:  These shares were not transferred by Mr. Marks and Mr. de Anquin to Genesis Capital Advisors, LLC as payment for any expenses of, or services to, the Company.  Thus, the financial statements are not revised to reflect these costs.

Note 1. Organization and Nature of Business, page F-7

15.
We reviewed your response to comment number 57 in our letter dated December 5, 2008. While we agree with your assertion that prior to the September 1, 2008 Reorganization, Premier Power California and Bright Future were commonly controlled, we believe that these entities were commonly controlled by virtue of the majority ownership of each of these entities by Mr. and Mrs. Marks who qualify to be treated as a control group because they are immediate family members. It does not appear, however, that the oral voting agreements that existed between Mr. and Mrs. Marks and Mr. de Anquin can be used to determine that these three individuals constitute a control group at the time of the Reorganization since the related written voting agreements were either made in contemplation of the potential reverse merger or made after the reverse merger had already occurred. Accordingly, please revise the financial statements to reflect the acquisition of Mr. de Anquin’s 25% interest in Premier Power Spain using purchase accounting or tell us why you still believe your accounting in appropriate. Similarly, please clarify why you did not reflect all or a portion of Mr. de Anquin’s acquired interest in Bright Future using purchase accounting.

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
March 31, 2009

Response:  Since the filing of our last response letter on February 5, 2009, we have discovered the original written voting agreement between Mr. Marks and Mr. de Anquin, which was signed on January 2, 2006, relating to each of their shares of Premier Power California.    Such agreement was attached as an exhibit to our Annual Report on Form 10-K filed on March 31, 2009.  The written voting agreement relating to equity interests in Bright Futures that was filed as an exhibit to our previously amended S-1 was entered into between Mr. Marks, Mrs. Marks, and Mr. de Anquin on January 21, 2009 to evidence the oral agreement between the parties that had already been in existence since 2006.  The original Premier Power California written voting agreement and the Bright Futures oral agreement were each entered into several years before the Share Exchange, and neither of such agreements was entered into in contemplation of the potential Share Exchange.

The written voting agreement relating to shares of Premier Power Spain that was also filed as an exhibit to our previously amended S-1 was entered into between Mr. Marks and Mr. de Anquin on June 16, 2008 to evidence the oral agreement between the parties that was formed on July 20, 2006.  Although the written agreement was entered into in contemplation of the Share Exchange, Mr. Marks and Mr. de Anquin entered into the oral agreement several years before the Share Exchange and not in contemplation of the Share Exchange.

Also, since the filing of our last response letter on February 5, 2009, we discovered a document signed by Mr. de Anquin memorializing in writing his authorization for Mr. Marks to vote shares of Premier Power Spain held by Mr. de Anquin on Mr. de Anquin’s behalf.  This document is in Spanish and was signed on July 8, 2006.  We have enclosed for your reference copies of the Spanish document and an English translation.

Additionally, Premier Power Spain operates in reliance of managerial, financial, and operational support from Premier Power California, and all significant decisions relating to Premier Power Spain have been, and continue to be, either made by or require the approval of Mr. Marks and Mr. de Anquin.

Thus, we continue to believe that the voting agreements between Mr. Marks, Mrs. Marks, and Mr. de Anquin can be used to determine that such individuals constitute a control group of Premier Power California, Bright Futures, and Premier Power Spain at the time of the Share Exchange.  The Company further believes that minority interest as currently presented in the financial statements – 49% for Premier Power Spain and 0% for both Premier Power California and Bright Futures – is appropriate.

Our financial statements for the year ended December 31, 2008 that are filed with the Amended S-1 treat Bright Futures as if Mr. de Anquin’s interest in Bright Futures was a part of the control group, which impact the Company deems immaterial.   Mr. de Anquin’s interest in Bright Futures has limited net income of $6,765 for 2008 and $ 27,293 for 2007, and his interest has limited net assets of $19,966 for 2008 and $13,201 for 2007.  Bright Futures’ fair value is de minimis given it is a distribution entity within the Company’s operations structure and given it has no relative value outside of the Company.

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
March 31, 2009

Note 2. Significant Accounting Policies page F-8

Income Taxes, page F-9

16.
We reviewed your responses to comment number 54 in our letter dated December 5, 2008 and the revised disclosures added in Note 2 on page F-9 and in Note 3 on page F-10. Please further revise your disclosures to provide the components of the deferred taxes reflected in your balance sheet and the approximate tax effect of each type of temporary difference and carryforward that gives rise to a significant portion of deferred tax differences and carryforward that gives rise to a significant portion of deferred tax liabilities and deferred tax assets. Please disclose in a tabular format the significant components of income tax expense, including foreign tax expense, attributable to continuing operations for each year. Provide a reconciliation of the statutory tax rate to the effective rate. Please also revise to present the pro forma income tax and pro forma earnings per share information shown in Note 13 on the face of your financial statements.

Response:  We will amend the Form 10-Q/A to include such disclosures in the footnotes to the financial statements for the quarter ended September 30, 2008.  The footnotes to the financial statements filed with our Amended S-1 for the fiscal year ended December 31, 2008 also include such disclosures.

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
March 31, 2009

Consent of Independent Registered Public Accounting Firm

17.	Please include a conformed signature of the independent accountant in the accountant’s consent filed with the next amendment.

Response:  The independent accountant’s consent filed with the Amended S-1 contains the independent accountant’s conformed signature.

*          *          *

If you have any questions or further comments, please do not hesitate to contact the undersigned at (310) 208-1182 or via fax at (310) 208-1154.

Sincerely, RICHARDSON & PATEL, LLP

/s/ Jamie H. Kim
Jamie H. Kim, Esq.

cc:	Kevin Leung, Esq., Richardson & Patel LLP
Dominador Tolentino, Esq., Richardson & Patel LLP
Dean Marks, Premier Power Renewable Energy, Inc.